UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2024

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

The Victorians

15-18 Earlsfort Terrace

Saint Kevin’s
Dublin 2, D02 YX28, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

In compliance with Nasdaq Listing Rule 5250(c)(2), Fusion Fuel Green PLC (the “Company”) is furnishing this report on Form 6-K to submit the Company’s unaudited interim condensed consolidated statements of financial position and unaudited condensed consolidated statements of profit or loss and other comprehensive income for the six months ended June 30, 2024 and 2023. The financial information set forth in this report is unaudited and subject to adjustment in connection with the audit of the Company’s financial statements for the year ending December 31, 2024.

This report on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-251990, 333-264714 and 333-276880) and Form S-8 (File No. 333-258543) and the prospectuses thereof and any prospectus supplements or amendments thereto.

Six Months Ended June 30, 2024

Condensed Consolidated Statements of Financial Position (Unaudited)

	30 June 2024	31 December 2023
	€’000	€’000
Non-current assets
Property, plant and equipment	24,296	24,777
Intangible assets	4,625	5,076
Other receivables	1,176	1,176
Total non-current assets	30,097	31,028

Current assets
Assets held for sale	833	833
Trade receivables	230	-
Prepayments and other receivables	3,366	4,919
Inventory	5,316	3,672
Income accruals	752	752
Cash and cash equivalents	411	1,147
Total current assets	10,908	11,323

Total assets	41,005	42,351

Non-current liabilities
Trade and other payables - Leases	9,966	9,958
Deferred income	9,771	9,299
Total non-current liabilities	19,737	19,257

Current liabilities
Trade and other payables	14,184	15,312
Provisions	609	609
Deferred income	1,353	587
Cost accruals	1,626	1,764
Derivative financial instruments – warrants	456	765
Loans and borrowings	1,186	1,326
Total current liabilities	19,414	20,363

Total liabilities	39,151	39,620

Net assets	1,855	2,731

Equity
Share capital	2	2
Share premium	226,182	220,157
Share-based payments reserve	6,409	5,365
Retained earnings	(230,738)	(222,793)
Total equity	1,855	2,731

Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income (Unaudited)

	For the six months ended June 30, 2024	For the six months ended June 30, 2023
	€’000	€’000
Revenue	-	-
Cost of sales	197	(7,298)
Gross profit	197	(7,298)

Operating expenses
Administration expenses	(7,013)	(10,814)
Share-based payment expense	(1,040)	(1,207)
Operating loss	(7,856)	(19,319)

Net finance income
Finance income/(costs)	(71)	37
Interest receivable and similar income	2929	29
Interest payable and similar expense	(320)	(277)
Derivative financial instruments at FVTPL	309	5,283
Net finance income/(costs)	(53)	5,072

Share of losses of equity-accounted investees	-	(205)

(Loss)/profit before tax	(7,909)	(14,452)
Income tax expense	(32)	(159)
Total comprehensive (loss)/income for the year	(7,941)	(14,611)

Basic (loss)/earnings per share	(0.47)	(0.57)

Diluted (loss)/earnings per share	(0.47)	(0.57)

The above unaudited interim statements of financial position and statements of profit or loss and other comprehensive income (the “financial information”) have been prepared in accordance with International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: December 26, 2024	/s/ John-Paul Backwell
John-Paul Backwell
Chief Executive Officer

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